Exhibit 12
CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended
	September 30,
	2006	2007
Net Income	$233	$223
Income taxes	114	111
Interest included in income taxes	—	(3)
Capitalized interest	(3)	(8)

	344	323

Fixed charges, as defined:

Interest	181	174
Interest included in income taxes	—	3
Capitalized interest	3	8
Interest component of rentals charged to operating income	1	1

Total fixed charges	185	186

Earnings, as defined	$529	$509

Ratio of earnings to fixed charges	2.85	2.74